UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

NUANCE COMMUNICATIONS, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	001-36056	94-3156479
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1 Wayside Road Burlington, Massachusetts 01803

(Address of Principal Executive Offices)

Thomas L. Beaudoin	(781) 565-5000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1- Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Nuance Communications, Inc. (the “Company”) has determined that tantalum, tin, tungsten and/or gold, collectively “3TGs” are necessary to the functionality or production of certain of the Company’s products.

The Company conducted a Reasonable Country of Origin Inquiry regarding 3TGs utilized in its products. That Reasonable Country of Origin Inquiry was designed to determine whether those 3TGs present in the Company’s products originated in the Democratic Republic of the Congo or an adjoining country or arose from recycled or scrap sources. That Reasonable Country of Origin Inquiry revealed that the Company’s 3TGs did not likely arise from scrap or recycled sources but may have originated in the Democratic Republic of the Congo or an adjoining country, collectively “DRC.”

The Company exercised due diligence regarding the source and chain of custody of its 3TGs through utilization of a nationally recognized due diligence framework, as more particularly described in the Company’s Conflict Minerals Report filed as Exhibit 1.01 hereto. The Company, however, is unable, after exercising due diligence, to determine whether its products contain 3TGs that directly or indirectly finance or benefit armed groups in the DRC. As such, the Company’s products produced in calendar year 2014 are DRC Conflict Undeterminable.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is also publicly available at www.Nuance.com under “Corporate Governance”.

Section 2- Exhibits

Exhibit 1.01- Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NUANCE COMMUNICATIONS, INC.

By:	/s/ Thomas L. Beaudoin
Thomas L. Beaudoin, Executive Vice President and Chief Financial Officer Dated: June 1, 2015

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